On Deck Capital, Inc.
1400 Broadway, 25th Floor
New York, New York 10018
May 18, 2018
VIA EDGAR AND EXPRESS DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Mr. Michael Volley
Mr. Benjamin Phippen

Re:    On Deck Capital, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 2, 2018
File No. 001-36779
Ladies and Gentlemen:
On Deck Capital, Inc. (the “Registrant”) has the following responses to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 19, 2018, with respect to the Registrant’s above-referenced Form 10-K (the “10-K”). The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.
Unless otherwise noted, references to page numbers refer to the page numbers in the 10-K and capitalized terms are used with the same meanings used in the 10-K.
Key Financial and Operating Metrics
Non-GAAP Financial Measures, page 40

1.
We note that your disclosed non-GAAP measures (i.e., pre-provision operating income and pre-provision operating yield) are not accompanied by an equally prominent disclosure of the comparable GAAP measures (i.e., net loss) in the table of key operating and financial metrics on page 41. This appears to cause your non-GAAP measures to be more prominent than the most directly comparable GAAP measures. In future filings, please revise your presentation to present the most directly comparable GAAP measures with equal or greater prominence. Refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

Response:

The Registrant refers to the two non-GAAP measures that the Staff specifically mentioned in this comment: (a) pre-provision operating income and (b) pre-provision operating yield. The Registrant has removed these two non-GAAP measures from its Form 10-Q for the quarterly period ended March 31, 2018 filed on May 8, 2018. The Registrant does not currently plan to include those two non-GAAP measures in future filings.

The Registrant acknowledges the Staff’s comment regarding the relative prominence of non-GAAP measures. In future filings, if the Registrant uses additional non-GAAP measures in the table of Key Financial and Operating Metrics, it will present the most directly comparable GAAP measure with equal or greater prominence.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance
Originations, page 47

2.	Please revise future filings to disclose the amount of originations for each period broken out by new amounts and renewals. Please provide us your proposed disclosure.

Response:

The Registrant refers the Staff to the table on page 48 which discloses, for each of the periods presented, the percentage of total originations attributable to: (a) new customers and (b) repeat customers.

The Registrant also refers the Staff to similar disclosures of the percentage of total originations attributable to repeat customers on page 5 in the paragraph with the heading “High Customer Satisfaction and Repeat Customer Base” and on page 47 in the paragraph under the table showing originations by distribution channel.

Because the 10-K discloses both the new and repeat customer percentage and the dollar amount of total originations in multiple locations, the requested information can be calculated using the information presented. The Registrant believes that the dollar amount of originations attributable to new and repeat customers is not independently material.

The Registrant respectfully submits that based on the foregoing, the requested disclosure is adequately provided and no changes are necessary in future filings.

Credit Performance, page 48

3.
Please revise future filing to discuss the underlying factors contributing to changes in credit quality (e.g., charge-offs, delinquency rates, etc.) during each period presented. For example, discuss if changes in credit quality were due to internal factors such as changes in underwriting standards for loans originated during a period or external factors such as a worsening economic environment or weather related events, etc. Also, ensure that you comprehensively explain how changes in credit quality trends impacted your allowance for loan losses. Lastly, specifically discuss the causal factors which resulted in an increase in charge-offs during the fiscal year ended December 31, 2017. Please provide us your proposed disclosure.

Response:
The Registrant acknowledges the Staff’s comment. In future filings, the Registrant will expand its disclosure regarding credit performance to: (a) discuss the underlying factors contributing to changes in credit quality, e.g., internal factors or external factors; (b) explain how changes in credit quality trends impacted the allowance for loan losses; and (c) discuss causal factors which resulted in changes in charge-offs during the period.

As requested, the Registrant submits the following sample disclosure to illustrate the approach it proposes to use in future filings. The sample disclosure replaces the last three paragraphs of the existing discussion under the subheading Credit Performance on page 48. The expanded disclosure in future fillings will vary depending on the circumstances, including the Registrant’s determinations regarding materiality.

In addition, the Registrant regularly re-evaluates the credit metrics that are most useful to understanding and managing its business. It may in the future introduce new credit metrics or replace (or change the relative prominence of) the historical credit metrics discussed below.

The Registrant appreciates the opportunity to improve its disclosure as part of the Staff’s comment process.

Illustrative Disclosure

We evaluate and track credit performance primarily through four key financial metrics: 15+ Day Delinquency Ratio; Net Charge-off Rate; Reserve Ratio; and Provision Rate.

The 15+ Day Delinquency Ratio increased from 6.6% at December 31, 2016 to 6.7% at December 31, 2017. During 2017, this ratio peaked at 7.8% at March 31, 2017 primarily as a result of 2016 originations of term loans that were 15 months or more in term length at origination. This credit deterioration was internally driven as our credit model was under predicting losses, in the aggregate, for loans of 15 months or more due to our relatively limited experience with loans of similar terms. We took corrective action during the first half of 2017 including tightening of credit policies used to determine eligibility, pricing, loan size and term. This tightening helped reduce the 15+ Day Delinquency Ratio during the last three quarters of 2017.

Our Net Charge-off Rate increased from 12.0% to 15.8% from 2016 to 2017. The Net Charge-off Rate for 2017 peaked at 18.5% during the three months ended June 30, 2017, and improved to 12.9% for the three months ended December 31, 2017. The increase in the Net Charge-off Rate was due to an increase of $71 million in gross charge-offs in 2017 which reflected the deterioration of loans with original terms of 15 months or more. The gross charge- offs were partially offset by higher recoveries. Generally, the Net Charge-off Rate is expected to trail the 15+ Day Delinquency Ratio because loans become delinquent before deteriorating further to charged-off status.

The Reserve Ratio, which is the allowance for loan losses divided by the Unpaid Principal Balance as of the end of a specified period, is a comprehensive measurement of our allowance for loan losses because it presents, as a percentage, the portion of the total Unpaid Principal Balance for which an allowance has been recorded. The allowance for loan losses is calculated in accordance with ASC 450-20. Our Reserve Ratio increased from 11.2% at year-

end 2016 to 11.6% at year-end 2017. This increase was primarily due to estimated additional reserves for potential losses from Hurricanes Irma and Harvey, and secondarily due to additional reserves required for early 2017 originations, which were prior to our credit changes.

The Provision Rate is the provision for loan losses divided by the new originations volume of loans held for investment, net of originations of sales of such loans within the period. Our Provision Rates were 8.7%, 7.2%, 7.5% (6.9% excluding approximately 65 basis points attributable to hurricanes Harvey and Irma) and 6.4% in the first through fourth quarters of 2017, respectively. The improving Provision Rate reflects our internally driven credit improvements resulting from our previously described credit tightening in the first half of 2017. For the full year 2017, the Provision Rate was 7.5% compared to 7.4% for 2016. We believe the year over year increase in Provision Rate represents an improvement because the 2017 Provision Rate includes additional reserve build related to 2016 originations and hurricanes Harvey and Irma.

Historical Charge-offs, page 52

4.
As disclosed on page 41, originations include the full renewal amount of loan principal on a gross basis, rather than the net funded amount. We also note your calculation of net charge-off ratios beginning on page 52, includes total originations in the denominator (including gross renewals). Please revise future filings to also disclose your charge-off ratios including the net funded amount of renewals in the denominator. Please qualitatively discuss the difference between the charge-off ratios calculated using gross renewals and net renewals as appropriate and discuss the impact that using gross renewals can have on your ratios and that comparisons between periods may be impacted based on the amount of renewals in each period. Please provide us your proposed disclosure.

Response:

The Registrant acknowledges and confirms the Staff’s observations that: (a) originations on page 41 include the full renewal amount of loan principal on a gross basis rather than the net funded amount and (b) the net charge-off ratios beginning on page 52 include total originations in the denominator (including gross renewals).
The Net Cumulative Lifetime Charge-Off Ratio by Cohort is a measurement of the performance of a particular cohort of loans, which refers to all loans originated in the same specified time period, e.g., the same quarter or the same year. It is calculated as the cumulative net charge-offs related to loans in a particular cohort, regardless of when the charge-off took place, divided by the total original principal amount of that cohort, i.e., the cohort’s total origination amount at inception.
The purpose of this metric is: (a) to report how a particular cohort of loans performed from inception (loan origination) through the most recently completed financial period and (b) to allow a reader to assess how newer loan cohorts are performing relative to previous cohorts at the same stage of seasoning.
The Registrant submits that comparability of cohorts requires that the Net Cumulative Lifetime Charge-Off Ratio by Cohort be calculated based on gross renewals and not the net funded amount. In order to provide comparability between different cohorts, which a key purpose of this metric, each cohort must be accounted for in a consistent manner.

One of the key requirements for a customer to renew a loan is to repay their existing loan in full. The repayment of the existing loan is accomplished by withholding a portion of the proceeds of the new loan. This causes the existing loan to be fully discharged. In short, as a legal matter, the new term loan replaces the existing term loan in its entirety.

To allow comparability, a loan can only exist in a single cohort. The new loan will belong to the cohort in which it was originated, for example, the second quarter of 2018. Having been repaid in full, the existing loan ceases to exist in its original cohort, for example the third quarter of 2017. No additional charge-offs or payments can be attributed to the old loan because it no longer exists.

Based on the foregoing, the Registrant respectfully submits that no change to our future disclosure is required in response to this comment.

5.
We note your calculation of the provision rate on pages 41, 48, 62 and 66 also includes total originations in the denominator (including gross renewals) while the numerator includes the provision required to provide for loans on the net funded amount during such period. Please revise future filings to also disclose the provision rate including the net funded amount of renewals in the denominator. Please qualitatively discuss the difference between the provision rate calculated using gross renewals and net renewals as appropriate. Please provide us your proposed disclosure.

Response:

The Registrant acknowledges and confirms the Staff’s observation that the 10-K asserts that Provision Rate is calculated using total gross originations in the denominator while the numerator includes the provision required to provide for loans on the net funded amount during such period.

Provision Rate is presented to assist the reader in analyzing the cost of credit related to Registrant’s loan portfolio over a specific period of time, including both existing loans and loans originated in the period. Provision Rate is not a standardized metric in the financial services industry. As the Staff observed, the 10-K repeatedly discloses that the denominator includes gross origination amount (not the net funded amount). The purpose of the disclosed metric is to assist the reader in analyzing the business through the eyes of management.

In preparing the response to this comment, it has come to the Registrant’s attention that the statement in the definition of “Provision Rate” on page 42 that “… the numerator reflects only the additional provision required to provide for loan losses on the net funded amount during such period” is incomplete and therefore confusing. The Provision Rate includes both provision related to new originations in the period and, to the extent required, additional provision for existing loans originated in prior periods. To avoid confusion we have deleted this sentence from the corresponding definition of Provision Rate in the Registrant’s Form 10-Q for the three months ended March 31, 2018 and will continue to utilize that approach in the future.

Because the allowance for loan losses at the opening of a period already contains balances for existing loans originated in prior periods, renewals of those existing loans will typically result in lower provision expense compared to completely new loans (i.e., loans that are not renewal loans) because the new loans require a completely new allowance to be established. In addition, renewal loans are typically of better credit quality than the original loan because of the customer’s positive payment history on the original loan.

The Registrant notes that the Provision Rate, using gross originations in the denominator, is the metric used by management to analyze and manage the Registrant’s business. Internally, the Registrant does not use a “net funded” provision rate. Therefore, providing such data would not provide the reader an insight utilized by management.

As previously noted, the gross amount of loan renewals - not the net funded amount - is included in originations. Analyzing the Provision Rate on a gross originations basis is consistent both with the way management views loan activity as well as with the way management analyzes the business.

Finally, the 10-K also prominently discloses the Reserve Ratio as a key performance indicator. The Registrant calculates the Reserve Ratio as the allowance for loan losses divided by Unpaid Principal Balance. Reserve Ratio takes into account total Unpaid Principal Balance and the total allowance for loan losses as of a specified date, which we believe provides a more useful measurement of credit performance and the adequacy of the reserve compared to the Provision Rate, which is calculated as the provision for loan losses divided by only by new originations in a brief period of time (i.e., only for three, six, nine or twelve months).

For the foregoing reasons, the Registrant respectfully submits that no change to our future disclosure is required in response to this comment.

*    *    *
The Registrant was unaware of the Staff’s comment letter until May 7, 2018 when Mr. Phippen of the Staff contacted the Registrant. The Registrant understands that the comment letter was emailed to Mr. Howard Katzenberg, who had previously served as the Registrant’s Chief Financial Officer but who had left the Registrant on April 13, 2018. The Registrant thanks the Staff for their courtesy in resending the letter and allowing the Registrant reasonable time to respond.
If you have any questions regarding this response, please contact the undersigned by e-mail at rzuccaro@ondeck.com or by telephone at 646-668-3561.
Very truly yours,
On Deck Capital, Inc.

By: /s/ Robert Zuccaro
Robert Zuccaro
Deputy General Counsel

cc: Kenneth A. Brause, Chief Financial Officer, On Deck Capital, Inc.
Cory Kampfer, Chief Legal Officer, On Deck Capital, Inc.
Nicholas Sinigaglia, Chief Accounting Officer, On Deck Capital, Inc.